                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 5

                          Doral Financial Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                        Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   25811P100
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

 Salomon Levis, F.D. Roosevelt Avenue 1159, Puerto Nuevo, Puerto Rico  00920
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 July 13, 1998
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100                                        Page  2  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Salomon Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             568,684
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              568,684
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                --
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             568,684
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.4%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  3  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             455,012
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              455,012
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             455,012
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  4  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Mario S. Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             PF
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             632,312
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                900
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              632,312
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                 900
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             633,212
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  5  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Zoila Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             00
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             384,544
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              384,544
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            384,544
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 pages


                               SCHEDULE 13D ITEMS

         The original filing to which this Amendment No. 5 relates was dated October 5, 1995 and was amended by an Amendment No. 1 dated December 15, 1995 ("Amendment No. 1"), Amendment No. 2 dated September 3, 1996 ("Amendment No.2") and Amendment No. 3 ("Amendment No. 3") dated September 9, 1997 and Amendment No. 4 ("Amendment No. 4") dated March 2, 1998.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Doral Financial Corporation, formerly First Financial Caribbean Corporation (the "Company"), a Puerto Rico corporation, having its principal executive offices at 1159 Franklin D. Roosevelt Avenue, Puerto Nuevo, Puerto Rico 00920 and is being filed by the persons identified in Item 2 below.

ITEM 2.  IDENTIFY AND BACKGROUND

         See Schedule A attached hereto.

         None of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 5 years or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of Funds used by Zoila Levis, and Mario S. Levis to purchase the shares of Common Stock reflected in the table under Item 5 below was $210,863 and $183,800 respectively. Zoila Levis financed the purchase of the shares acquired by her by borrowing funds under a master repurchase agreement with Doral Securities pursuant to which she pledged unrelated debt securities to secure the borrowing. Mario S. Levis financed the purchase of shares acquired by him with personal funds.

                                                               Page 7 of 9 pages

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 5 is to reflect the transfer by Salomon Levis of 517,876 shares of Common Stock to his former spouse, Nancy Hernandez, pursuant to a divorce settlement. As a result of the divorce, this Schedule, as amended, also omits from the shares shown as beneficially owned by Salomon Levis, the 50,808 shares owned directly by his former spouse. This Amendment No. 5 also includes information on various purchases of Common Stock made by Zoila Levis and Mario S. Levis since the date of the filing of Amendment No. 4. The shares of Common Stock described in Item 5 purchased by Zoila Levis and Mario S. Levis were purchased for personal investment in order to increase their investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See Schedule A hereto and cover pages for each individual filing this Schedule. All share information contained in this Amendment No. 5, including this Item 5, has been adjusted to reflect a two-for-one stock split effective May 20, 1998.

         (b) The spouse of Mario S. Levis owns 900 shares of the Company's Common Stock which have been included in the total amount of shares owned by such persons. The inclusion of such shares of Common Stock in this Schedule 13D shall not be construed as an admission by Mario S. Levis that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         Furthermore, the filing of this Schedule 13D by each of the reporting persons shall not be construed as an admission that the shares of any such person are beneficially owned by any of the other individuals reporting hereunder for purposes of Section 13(d) of the Securities Exchange Act of 1934. Except for the shares of Common Stock owned by their spouses, each of the persons filing this Schedule has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock owned by him or her, subject to the community property laws of the Commonwealth of Puerto Rico.

         Since none of the individuals filing this Schedule individually own 5% of the outstanding shares of the Company's Common Stock, the persons filing this Schedule disclaim that the provision of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder are applicable to their respective holdings of the Company's Common Stock.

         (c)(i) On May 20, 1998, Salomon Levis entered into a divorce agreement with his former spouse whereby they agreed to a divorce and property settlement. Pursuant to the terms of the Agreement, between July 13 and July 15, 1998, Mr. Levis transferred 456,224 shares of Common Stock to Ms. Hernandez and has agreed to transfer 61,652 additional shares of Common Stock to Ms. Hernandez.

         In addition to the 517,876 shares transferred pursuant to the terms of the divorce settlement, this Amendment No. 5 omits the 50,808 shares of Common Stock owned by Ms. Hernandez prior to her divorce from Mr. Levis that were previously included in the Schedule 13D.

         (ii) Since the date of the filing of Amendment No. 4, Zoila Levis and Mario S. Levis entered into various purchase transactions described below.

                            Purchases by Zoila Levis:

                 Number of
Date              Shares                    Price              Nature of Transaction
----             ---------                  -----              ---------------------
4-24-98           5,600                     $17 3/8            Open Market Purchase
4-27-98           2,000                     $17 1/4            Open Market Purchase
4-29-98           1,000                     $16 7/8            Open Market Purchase
6-4-98           10,000                     $15 1/2            Open Market Purchase
6-4-98            2,000                     $15 5/8            Open Market Purchase
6-4-98            1,000                     $15 7/16           Open Market Purchase

                          Purchases by Mario S. Levis:

                 Number of
Date              Shares                    Price              Nature of Transaction
----             ---------                  -----              ---------------------
4-24-98           2,000                     $17 7/8             Open Market Purchase
4-24-98           2,000                     $17 15/16           Open Market Purchase
4-27-98           2,000                     $17 3/16            Open Market Purchase
4-29-98           1,000                     $17 3/8             Open Market Purchase
5-21-98             300                     $16 5/8             Open Market Purchase
                                                                     by spouse
5-26-98           1,000                     $15 11/16           Open Market Purchase
6-4-98            1,000                     $15 3/4             Open Market Purchase
6-4-98            1,500                     $16                 Open Market Purchase

                                                               Page 8 of 9 pages




ITEM 6. CONTRACT, ARRANGEMENT OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER

        None other than an informal understanding that the persons listed in Schedule A attached hereto will consult with each other regarding the disposition and voting of the shares of the Company's Common Stock owned by each of them. Furthermore, the persons listed in Schedule A may acquire additional shares of the Company's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None


      Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date:    July 22, 1998


                                               /s/ Salomon Levis
                                      ---------------------------------------
                                                  Salomon Levis


                                                /s/ David Levis
                                      ---------------------------------------
                                                  David Levis


                                                 /s/ Zoila Levis
                                      ---------------------------------------
                                                   Zoila Levis


                                                /s/ Mario S. Levis
                                      ---------------------------------------
                                                  Mario S. Levis

                                                        Page  9  of  9  Pages
                                                             ---    ---

                                  Schedule A
                          Doral Financial Corporation
                       Amendment No. 5 to Schedule 13D


                     Item 2.  Identity and Background and
                Item 5.  Interest in Securities of the Issuer


                                                                                                                 (4)
                                                                                                              (Item 5)
                                                                                              --------------------------------------
                                                                       (3)
                                                          Present Principal occupation or
                                                          employment and the name,
                                                          principal business and address
                                                          of any corporation or other         Total number of
      (1)                           (2)                   organization in which such          shares of Common        Percentage of
      Name                   Business Address             employment is conducted.            Stock owned on the     Class of Common
(Item 2(a) and (5)             (Item 2(b))                         (Item 2(c))                date hereof(1)         Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
 1. Salomon Levis      1159 F.D. Roosevelt Ave.           Chairman of the Board and Chief
                       Puerto Nuevo, Puerto Rico 00920    Executive Officer of the Company,            568,684           1.4%
                                                          a corporation engaged principally
                                                          in the origination, servicing,
                                                          purchase and sale of mortgages on
                                                          single-family houses, and the
                                                          issuance and sale of various
                                                          mortgage-backed securities.

 2. David Levis        1159 F.D. Roosevelt Ave.           Private investor and                         455,012           1.1%
                       Puerto Nuevo, Puerto Rico 00920    Director Emeritus of the Company

 3. Zoila Levis        1159 F.D. Roosevelt Ave.           President of the Company                     384,544           1.0%
                       Puerto Nuevo, Puerto Rico 00920

 4. Mario S. Levis     1159 F.D. Roosevelt Ave.           Executive Vice President and
                       Puerto Nuevo, Puerto Rico 00920    Treasurer of the Company                     633,212           1.6%
                                                                                                     ---------           ----
                               Total                                                                 2,041,452           5.1%


------------------
(1) Based on 40,428,920 shares of Common Stock of the Company outstanding as of June 30, 1998.